Filed pursuant to Rule 253(g)(2)
File No. 024-10615
Cottonwood Multifamily REIT II, Inc.
Supplement No. 5 Dated July 10, 2018
To the Offering Circular Dated July 17, 2017
This supplement no. 5 supersedes and replaces prior supplement no. 4 dated July 6, 2018. It supplements, and should be read in conjunction with, the offering circular of Cottonwood Multifamily REIT II, Inc. dated July 17, 2017, supplement no. 1 dated September 27, 2017, supplement no. 2 dated April 30, 2018, and supplement no. 3 dated May 15, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the offering circular.

The purpose of this supplement is to disclose:

•	the acquisition of a multifamily apartment community; and

•	a credit facility obtained by us.

Asset Acquisition
Parc Westborough

On June 29, 2018, we acquired a 99% interest in a joint venture that owns a 65% tenant in common interest in Parc Westborough, a multifamily apartment community in Westborough, Massachusetts. As of June 29, 2018, the monthly rent at this property was $440,000, occupancy was 97.59% and average monthly rent per leased unit was $1,812. Monthly rent is based on the aggregate contractual rent from tenant leases in effect as of June 29, 2018, adjusted to reflect any contractual tenant concessions. Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of June 29, 2018. Average monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of June 29, 2018, adjusted to reflect any contractual tenant concessions, divided by the number of leased units. For additional information regarding this multifamily apartment community, please see supplement no. 2 to this offering circular dated April 30, 2018 disclosing the identification of this property for investment.

Cottonwood Residential O.P., LP originally acquired the property from a third party seller for a purchase price of $65,500,000. We contributed $18,685,120 to acquire a 99% interest in CW Westborough Apartments, LLC, which is a joint venture with Cottonwood Residential O.P., LP that acquired a 65% tenant in common interest in the property. CW Westborough 1031, LLC, a wholly owned subsidiary of Cottonwood Residential O.P., LP owns the remaining 35% tenant in common interest. Financing in the amount of $38,010,000 was put in place at the time of closing. See further discussion on financing below.

Financing

On June 29, 2018 CW Westborough Apartments, LLC and CW Westborough 1031, LLC ("the tenant in common borrowers") closed on a newly formed credit facility from Berkadia Commercial Mortgage, LLC under the Fannie Mae credit facility program (the “Facility”). Pursuant to the terms of the Facility, the tenant in common borrowers obtained an advance secured against the real property owned by the investors. The advance was in the amount of $38,010,000, carries an interest-only term of 10 years and bears interest at a variable rate of LIBOR + 1.48% for a current all-in rate of 3.57% as of closing. A LIBOR rate hedging instrument was also purchased, providing a 2.75% cap on LIBOR, resulting in a maximum effective interest rate of 4.23%.

It is anticipated that we will finance future acquisition through this facility. The aggregate loan to value ratio for all advances made with respect to the Facility cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrow under the Facility so long as we maintain the loan to value ratio and other requirements set forth in the Facility loan documents. Each advance will be cross-collateralized with the other advances. The Facility permits the joint ventures to sell the multifamily apartment communities that are secured by the Facility individually provided that certain debt coverage ratios and other requirements are met.